CONTRACT NO. – RSI - 80103

AGREEMENT, made this 1ˢᵗ day of August 2003, by and between **"Resin Systems Inc."**(hereinafter **"COMPANY"**) and **"Paul Diemert"** (hereinafter the **"CONSULTANT"**) for the services hereinafter defined and under the following terms and conditions for RSI.

I. CONSULTANT'S SERVICES

The **COMPANY** hereby engages the **CONSULTANT** to perform the following services under the terms and conditions herein set forth. The **CONSULTANT** shall not assign or subcontract the performance of this Agreement without the prior written consent of **COMPANY**, which consent may be arbitrarily withheld. The **CONSULTANT,** as a member of the Board of Advisors, has a scope of work as follows:

Services and technical expertise for the following:

- Develop and implement complete sales and marketing strategies, plans, procedures and structure for RSI;

- Develop and implement initial products including utility poles and accessories, NVS Sports (hockey stick shafts and all terrain boards), "Twin-Tex" products and "Version" resins

- Develop and source a sales and marketing organization by hiring key staff utilizing the RSI's Human Resources Department.

Deliverables shall include but not be limited to:

- Above outlined standards, guides and completed programs, etc. as established by the CONSULTANT and the **COMPANY** as required.

The **CONSULTANT** shall comply with **COMPANY's** Policies and Procedures Manual and Plans including but not limited to Safety Program, Environmental Management Plan, Engineering Project Procedures and Security Procedures while performing work at any production facilities or offices.

II. COMPENSATION

For performance of the services set forth in Article I, the **COMPANY** shall pay the **CONSULTANT** the following compensation to be paid in the matter and the times herein set forth:

II.I Fee Schedule

CONSULTANT's rate:

a) The **CONSULTANT's** rate is $8000.00 CAD per month plus an additional consulting fee of $4,000 per month is payable when initial total sales revenues reach $2,000,000 CAD. Subject to all applicable regulatory approvals, in lieu of cash, the additional consulting fee may be used to purchase the cash equivalent in shares of RSI at date of exercise.

b) The Consultant's rate is full compensation for full time engagement during the term of the assignment.

c) In addition to the above, the **COMPANY** agrees to pay the **CONSULTANT** for all necessary travel expenses outside of Calgary at cost upon submission of a company expense report with attached receipts.

d) Telephone or cell phone charges incurred on COMPANY business will be reimbursed at cost (as per COMPANY –Communications Policy). The Consultant is to provide his own computer and accessory needs to perform his work.

The **CONSULTANT** shall submit invoices to the **COMPANY**, together with their relevant back-up documentation, such as a timesheet or a short note outlining technical and marketing work; assignments; RSI meetings; customer meeting; invoices; receipts, etc. **monthly**. The **COMPANY** shall pay any amounts hereunder owing the **CONSULTANT** within 7 days after receipt of the **CONSULTANT's** approved invoice in accordance with this Article.

Timesheet or summary of events documentation must be approved by the Department Manager or his designated representative.

III. CORRESPONDENCE
All correspondence sent to **COMPANY/CONSULTANT** shall be addressed as follows:

COMPANY:	**RESIN SYSTEMS INC.** 14604 – 115A AVE. EDMONTON, AB T5M 3C5
CONSULTANT:	**Paul Diemert** 47 Brabourne Mews SW Calgary, AB T2W 2V9

All correspondence shall be dated and signed by the authorised representative of **COMPANY/CONSULTANT** in accordance with **COMPANY's** correspondence procedure.

IV. CONSULTANT AVAILABILITY

CONSULTANT shall be available on a full-time basis. The **COMPANY** reserves the right to require additional service according to corporate needs.

V. CONSULTANT'S ACCOUNTING RECORDS

Records of expenses pertaining to all services performed by the **CONSULTANT** shall be kept on the basis of generally accepted accounting principles and shall be available to the **COMPANY** or it's authorized representative for audit purposes.

VI.   TERM OF AGREEMENT

The term of this Agreement shall commence on August 1, 2003, and continue for up to twelve (12) months, at which time, the CONSULTANT's services will be evaluated and a mutual agreement on the future will be made.

VII.   TERMINATION

The **COMPANY** and the **CONSULTANT** shall each have the right to terminate this Agreement, upon 30 days notice. The **COMPANY's** right to terminate hereunder shall be in addition to such other remedies as are provided to the **COMPANY** under applicable law for breach or for non-performance or inadequate performance of said services.

VIII.   CONFIDENTIALITY

CONSULTANT agrees not to divulge, publish, advertise or otherwise make known, either directly or indirectly, to any person, firm, association or corporation, or to use for the benefit of himself or any other person, firm, association or corporation, during the term of this Agreement and thereafter, any knowledge, information or facts relating to the business of the **COMPANY,** including any inventions, discoveries, improvements, processes, formulas, apparatus, equipment, methods, trade secrets, secret data and any projects, contracts, proposals, bids, negotiations or other commercial data, possessed, owned or used by the **COMPANY,** which he acquires in the course of or by virtue of his engagement by the **COMPANY,** without first obtaining the written consent of an officer of the **COMPANY** to do so. All documents and papers, including all records, files, memoranda, reports, price lists, customer lists, drawings, plans and sketches, and all copies and summaries thereof, and all equipment and other materials, which the **CONSULTANT** shall use, prepare or come in contact with in the course of or by virtue of his engagement by the **COMPANY,** shall remain the sole property of the **COMPANY,** and upon termination of this Agreement shall be returned by the **CONSULTANT** to the **COMPANY.**

IX.   GOVERNING LAW

The terms of this Agreement shall be construed and interpreted under and all rights and duties of the parties shall be governed by the laws of the Province of Alberta.

X.   REPORTING

In performing services hereunder, the **CONSULTANT** will report to the **COMPANY's** designated representative, Paul Giannelia, Board of Advisors, Resin Systems Inc. or such other representative(s) as the **COMPANY** may appoint from time to time.

XI.   ENTIRE AGREEMENT

This Agreement supersedes and replaces any and all prior agreements, written or oral, between the parties. Any waiver of this Agreement, or any provision thereof, must be in writing and signed by any officer of the **COMPANY.**

IN WITNESS WHEREOF, the parties have set their hands to this Agreement on the day and year first above written.

WITNESS:

_____

COMPANY: *Resin Systems Inc.*

BY: _____

TITLE: _____

DATE: _____

WITNESS:

_____

CONSULTANT: *Paul Diemert*

BY: _____

TITLE:_____

DATE:_____